Mail Stop 3561

May 27, 2009

Sandro Piancone
Chief Executive Officer
Nascent Wine Company, Inc.
1330 Orange Avenue
Suite 300
Coronado, CA 92118

> **Re: Nascent Wine Company, Inc.**
> **Item 4.01 Form 8-K/A**
> **Filed April 23, 2009**
> **File No. 333-120949**

Dear Mr. Piancone:

We issued comments to you on the above captioned filings on April 27, 2009. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by June 10, 2009 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by June 10, 2009, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

If you have any questions, please call me at (202) 551-3311.

Sincerely,

Ethan Horowitz
Staff Accountant